TRANSMISSÃO PAULISTA

Data São Paulo, December 11, 2007 *Ref.CT/FR/0025/2007*

SUPPL

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

07028680

Gentleman/Madam:

We are enclosing copies of the Minutes of the Board of Directors Meeting held on December 10, 2007 and of the Notice to Shareholders issued at the same date in Brazil, both regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

12/18

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ 02.998.611/0001-04
NIRE 35300170571

EXTRACT FROM THE MINUTES OF THE ONE HUNDRED AND SIXTY-EIGHT ORDINARY MEETING OF THE BOARD OF DIRECTORS

On the 10th (tenth) day of the month of December 2007, at 12:00 p.m., pursuant to its convening by the Chairman, and in the form of an ordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista met in the meeting room located at Rua Casa do Ator, 1,155 - 9th floor, in the city and state of São Paulo in the presence of the directors Luis Fernando Alarcón Mantilla - Chairman, Fernando Augusto Rojas Pinto - Vice-Chairman, César Augusto Ramírez Rojas, Fernando José Tenório Acosta, Fernando Maida Dall´Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, Luisa Fernanda Lafaurie Rivera, Rogério da Silva and Orlando José Cabrales Martinez, that appreciated and unanimously approved the following items: **(i) Election of the Company Officers for a February 15, 2008 to February 14, 2011 term.** Approved the election of the Company Office, being composed as follows: **Chief Executive Officer** - José Sidnei Colombo Martini. **Undertakings Director** - Dr. Jorge Rodríguez Ortiz. **Chief Operating Officer** - Celso Sebastião Cerchiari. **Chief Administrative Officer** - Pio Adolfo Barcena Villarreal. **Chief Organizational Manager Officer** - Ana Mercedes Villegas Mejía. **Chief Financial Officer** - Eduardo Feldmann Costa. **(ii) Credit of Interest on its Own Capital.** Approved the credit of interest on its own capital to the Company's shareholders on December 31, 2007, ex-right in Brazil at December 14, 2007 at a total amount of R$39,122,531.72, to be included in compulsory dividends in accordance with the Corporate Law and the Company's Bylaws to be paid on January 18, 2008. I hereby certify that these minutes are an exact copy of the original minutes drafted to the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, December 10, 2007

Maria Ignez Mendes de Vinhaes da Costa
Secretary

TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
A PUBLICLY-HELD COMPANY - CNPJ 02,998,611/0001- 04

NOTICE TO SHAREHOLDERS

The Board of Directors, in a meeting held on December 10, 2007, approved the distribution of interest on its own capital.

The payment will begin on January 18, 2008, at the rate of R$ 0.262066 per share.

In Brazil the shares traded until December 13, 2007 get the right to receive this interest on its own capital.

This payment will be included in compulsory dividends, according to current law.

For further information please contact:

Investor Relations
Rua Casa do Ator, 1.155 - 10º andar - São Paulo – SP - Brazil
Telephones: 5511.3138.7215 - Fax: 5511.3151.5744
E-mail: ri@cteep.com.br

São Paulo, December 10, 2007

Eduardo Feldmann Costa
Chief Financial Officer

END